AM
3/30/2004

CM
3-25

04018007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8-37141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Securities Network Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8199 Robin Hill Road
(No. and Street)

Newburgh (City) IN (State) 47630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cleo W. Holder (812) 858-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Ave (Address) Evansville (City) IN (State) 47711 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/30

OATH OR AFFIRMATION

I, Cleo W. Holder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Securities Network Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONYA KAY ROLLINS
NOTARY PUBLIC STATE OF INDIANA
VANDERBURGH COUNTY
MY COMMISSION EXP. AUG. 29, 2006

Tonya Kay Rollins
Notary Public

Cleo W Holder CFO
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITIES NETWORK CORPORATION

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2003 and 2002

864fs

FIRST SECURITIES NETWORK CORPORATION

CONTENTS

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

Independent Auditor's Report

We have audited the balance sheets of First Securities Network Corporation as of December 31, 2003 and 2002, and the related statements of (loss), changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities Network Corporation as of December 31, 2003 and 2002, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on page 15 and the information on pages 18 through 20 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John Friend & Company, P. C.
Certified Public Accountants
Evansville, IN

February 15, 2004

FIRST SECURITIES NETWORK CORPORATION

BALANCE SHEETS

	December 31, 2003	December 31, 2002
LIABILITIES		
CURRENT:		
Accounts payable	$ -0-	$ 24,089
Accrued expenses	13,362	15,615
Accounts payable officer	4,432	-0-
TOTAL CURRENT LIABILITIES	17,794	39,704
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value, 1000 shares authorized, 876 shares issued and outstanding	12,248	12,248
Paid In Capital	244,556	226,932
Retained (Deficit)	(156,409)	(148,528)
	100,395	90,652
	118,189	130,356

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF (LOSS)

	Year Ended December 31, 2003		2002	
Revenue	$ 659,585	100.00 %	$ 568,842	100.00 %
Operating Expenses	654,286	99.20	591,948	104.06
Operating Income (Loss)	5,299	0.80	(23,106)	(4.06)
Other Income (Expenses)	(6,530)	(0.99)	(145)	(0.03)
(Loss) Before Taxes on Income	(1,231)	(0.19)	(23,251)	(4.09)
Taxes	-0-	0.00	-0-	0.00
Net (Loss)	(1,231)	(0.19)	(23,251)	(4.09)
(Loss) Per Share Of Common Stock	(1.41)		(26.54)	

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31, 2003		
	Capital Stock	Paid In Cap	Retained Earnings
Balances at beginning of year	$ 12,248	$ 226,932	$ (148,528)
Additional paid in capital	-0-	17,624	-0-
Net (loss) for year	-0-	-0-	(1,232)
Distributions	-0-	-0-	(6,649)
Balances at end of year	12,248	244,556	(156,409)

	Year Ended December 31, 2002		
	Capital Stock	Paid In Cap	Retained Earnings
Balances at beginning of year	$ 12,248	$ 207,980	$ (125,277)
Additional paid in capital	-0-	18,952	-0-
Net (loss) for year	-0-	-0-	(23,251)
Balances at end of year	12,248	226,932	(148,528)

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Year Ended December 31, 2003	Year Ended December 31, 2002
SUBORDINATED LIABILITIES	$ -0-	$ -0-
Increase	-0-	-0-
Decrease	-0-	-0-
SUBORDINATED LIABILITIES	-0-	-0-

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$ (1,232)	$ (23,251)
Adjustments to reconcile net (loss) to cash provided by operating activities:		
Depreciation	12,617	10,781
(Gain) Loss on expiration of warrants	5,025	-0-
Change in assets & liabilities		
(Increase) decrease in commissions receivable	(18,016)	(11,124)
(Increase) decrease in accts receivable affiliate	(20,329)	-0-
Increase (decrease) in accrued expenses	(2,253)	(8,915)
Increase (decrease) in accrued payroll taxes	(-0-)	(1,042)
Increase (decrease) in accounts payable	(24,089)	24,089
(Gain) Loss on sale of property	88	-0-
Net cash provided by (used in) operating activities	(12,157)	(9,462)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of equipment	1,475	-0-
Purchases of equipment	(16,561)	(3,976)
Net cash provided by (used in) investing activities	(15,086)	(3,976)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Accounts payable - officer	4,432	-0-
Additional paid in capital	17,624	18,952
Distributions	(6,649)	-0-
Net cash provided by (used in) financing activities	15,407	18,952
Net increase (decrease) in cash	(11,836)	5,514
Cash at beginning of year	13,512	7,998
Cash at end of year	1,676	13,512

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

SUMMARY OF ACCOUNTING POLICIES

First Securities Network Corporation is a closely held corporation located in Newburgh, Indiana. They are a broker/ dealer licensed by NASD.

Customer security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Any marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. Any resulting difference between cost and market would be included in income.

Deprecation is figured on a straight-line basis using estimated lives of seven years for all office furniture and equipment, except computers, which have an estimated life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - FUNDS OR SECURITIES HELD

The Corporation does not hold any customer funds or securities. The Corporation utilizes clearing brokers and payments are paid directly to the clearing broker, the mutual fund, or to the limited partnerships.

NOTE B - S CORPORATION - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

See accompanying auditors' report.

FIRST SECURITIES NETWORK CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE C - RELATED PARTY TRANSACTIONS

The principals of the Corporation are shareholders in First Financial Resources Corporation and Charter Tax Service Corporation. All three Corporations operate out of the same location which is leased on a month to month basis payable to a major shareholder. First Securities Network Corporation pays the full rent amounting to $2,178.59 per month. The other two Corporations then reimburse First Securities Network Corporation for their share of the rent. First Securities Network Corporation's share of the monthly rent is $2,026.09. The total rent paid by First Securities Network Corporation in 2003 and 2002 was $24,658 and $26,468, respectively.

As the three Corporations also share common expenses, First Securities Network Corporation is reimbursed for these expenses by First Financial Resources Corporation and Charter Tax Service Corporation.

In December, 2003, there were two business transactions which First Securities Network Corporation paid for First Financial Resources Corporation. Therefore, First Financial Resources Corporation owes First Securities Network Corporation $16,500.00 for these two transactions.

In April, 1991, First Securities Network Corporation became the common paymaster for all of the corporations in which the principals are shareholders.

At December 31, 2003 and 2002, First Securities Network Corporation was owed $19,755 and -0-, respectively, by First Financial Resources Corporation and $755 and -0-, respectively, by Charter Tax Service Corporation.

NOTE D - STATEMENTS OF CASH FLOWS

The corporation considers cash and cash equivalents to be cash in bank. In 2003, the Corporation had the opportunity to exercise 300 stock warrants they had purchased of NASDAQ Stock Market, Inc. They did not exercise this option and the warrants expired. The cost of the warrants was $5,025.

Cash paid during the years for:

	2003	2002
Interest	$ 1,418	$ 234
Income Taxes	-0-	-0-

See accompanying auditors' report

FIRST SECURITIES NETWORK CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $26,190 and $14,233 which was $21,190 and $9,233 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio for 2003 and 2002 was 0.68:1 and 2.79:1, respectively.

NOTE F - PROFIT SHARING PLAN

In 1998, the Company established a trusteed, contributory profit sharing plan covering substantially all employees. The Company may contribute amounts not in excess of the maximum deduction allowable for income tax purposes. The Company made contributions totaling $-0- and $-0-, during the years ended December 31, 2003 and 2002 respectively.

NOTE G – PROPERTY AND EQUIPMENT

The major classifications of property and equipment at December 31, 2003 and 2002 consisted of the following:

	2003		2002	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Furniture and Fixtures	$ 69,792	$ 44,239	$ 66,215	$ 43,207
Leasehold Improvements	6,512	727	6,512	563
	76,304	44,966	72,727	43,770

Depreciation charged to expense for financial statement purposes for the years ended December 31, 2003 and 2002 was $12,617 and $10,781 respectively, which was computed on straight line and accelerated methods.

See accompanying auditors' report

NOTE H- RESTRICTED INVESTMENTS

As of December 31, 2003 and 2002, First Securities Network Corporation held 2000 shares of restricted common stock in The NASDAQ Stock Market, Inc. Restricted Stock is stock that is not available for sale and is not listed on any stock exchange.

	Purchase Date	Purchase Price
Common Stock	12/08/00	$ 26,000

The market value of this restricted common stock is not readily available.

First Securities Network Corporation also owns a total of 1,125 and 1,500 stock warrants of The NASDAQ Stock Market, Inc. as of December 31, 2003 and 2002, respectively. These warrants are restricted and not available for sale. The warrants may be exchanged for common stock of The NASDAQ Stock Market, Inc. on the following schedule:

# of shares	Redemption Date	Void Date	Exchange Cost per Share	Total Cost
1,500	06/30/03	06/25/04	14.00	21,000
1,500	06/29/04	06/27/05	15.00	22,500
1,500	06/28/05	06/27/06	16.00	24,000
4,500				67,500

The 1,125 and 1,500 warrants have a cost of $15,075 and $20,100, respectively which is the current value. As these are not available for sale nor listed on an exchange, their market value is not readily determinable.

See accompanying auditors' report

NOTE I - ADVERTISING

The company expenses the production cost of advertising the first time the advertising takes place. At December 31, 2003 and 2002, the advertising expense was $30,297 and $16,068, respectively.

NOTE J – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the corporation to concentration of credit risk consist principally of trade accounts receivable. The corporation trade accounts receivable are from various investment funds that pay the corporation commission on the investments they place with the funds. The concentration of credit risk arises from all of the accounts receivable being in the financial markets. Also, all of the customers whose funds the corporation is investing are from the Tri-State area of Indiana, Kentucky, and Illinois. As of December 31, 2003 and 2002 the receivables due from these customers was $23,771 and $41,787, respectively.

**********SUPPLEMENTAL INFORMATION**********

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OPERATING EXPENSES

	Year Ended December 31, 2003		Year Ended December 31, 2002	
Advertising	$ 30,297	4.59 %	$ 16,068	2.82 %
Arbitration	-0-	0.00	14,538	2.55
Bank Charges	255	0.04	253	0.04
Broker - dealer fees	3,042	0.46	3,554	0.62
Commissions	354	0.05	667	0.12
Contract Labor	789	0.12	511	0.09
Depreciation & amort.	12,617	1.91	10,781	1.90
Donations	225	0.04	200	0.04
Dues & subscriptions	2,453	0.37	380	0.07
Federal unemployment tax	392	0.06	414	0.07
FICA tax expense	25,867	3.92	26,898	4.73
Gifts	68	0.01	77	0.01
Insurance	17,167	2.60	14,956	2.63
Libraries	3,178	0.48	5,684	1.00
License & fees	910	0.14	1,391	0.24
Miscellaneous	440	0.07	324	0.06
Office supplies	12,795	1.94	6,523	1.15
Postage	14,381	2.18	4,094	0.72
Professional development	1,172	0.18	2,800	0.49
Professional fees	6,425	0.98	46,027	8.09
Property tax	629	0.10	439	0.08
Rent expense	24,657	3.74	26,468	4.65
Repairs and maintenance	8,653	1.31	331	0.06
Salaries – officers	348,808	52.88	289,927	50.97
Salaries – other	107,752	16.34	103,929	18.27
State unemployment tax	441	0.07	155	0.03
Telephone	10,970	1.66	9,999	1.76
Travel & entertainment	19,549	2.96	4,560	0.80
Total Operating Expenses	654,286	99.20	591,948	104.06

See accompanying auditors' report.

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OTHER INCOME (EXPENSES)

	Year Ended December 31, 2003		2002	
Miscellaneous income	$ -0-	% 0.00	$ 89	0.01 %
Interest Expense	(1,417)	(0.22)	(234)	(0.04)
Gain (Loss) on sale of property	(88)	(0.01)	-0-	0.00
Gain (Loss) on Expiration of Stock Warrants	(5,025)	(0.76)	-0-	0.00
Total Other Income (Expenses)	(6,530)	(0.99)	(145)	(0.03)

See accompanying auditor's report

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
Net capital		
Total stockholder' equity	$ 100,395	$ 90,652
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net Capital	-0-	-0-
Total Capital And Allowable Subordinated Liabilities	100,395	90,652
Deductions and/or charges:		
A. Non-allowable assets:		
Office equipment	(31,338)	(28,957)
Receivable from broker dealer	(1,792)	(1,362)
Investments-restricted stock	(26,000)	(26,000)
Investments-warrants	(15,075)	(20,100)
Net Capital	26,190	14,233
Aggregate indebtedness		
Other accrued expenses and taxes	17,794	39,704
Total Aggregate Indebtedness	17,794	39,704
Computation of basic net capital requirement		
Minimum net capital required by company	5,000	5,000
Excess net capital	21,190	9,233
Ratio: Aggregate indebtedness to net capital	0.68:1	2.79:1

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
Reconciliation with company's computation		
Net capital as reported per "FOCUS" report as of December 31	$ 27,417	$ 24,877
Accounts receivable adjustment	(624)	(642)
Accounts receivable-affiliate adjustment	3,829	-0-
Accrued expenses adjustment	-0-	14,085
Account payable – officer adjustment	(4,433)	-0-
Account payable adjustment	-0-	(24,089)
Rounding	1	2
Net Capital Per Above	26,190	14,233

FIRST SECURITIES NETWORK CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2003 and 2002 the Corporation was under the exemption provision of SEC Rule 15c3-3 and was in compliance with such conditions as mandated.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

In planning and performing our audit of the financial statements and supplemental schedules of First Securities Network Corporation for the years ended December 31, 2003 and 2002 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Securities Network Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John Friend & Company, P. C.

John Friend & Company, P. C.
Certified Public Accountants
Evansville, IN

February 15, 2004